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Exhibit 99.1

c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

June 25, 2018

Dear Stockholder:

        You are cordially invited to attend the 2018 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Friday, July 20, 2018 at 10:00 a.m. Greek local time at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The following Notice of 2018 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

        Whether or not you are able to attend the 2018 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to vote as promptly as possible. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2018 Annual Meeting. We look forward to seeing you.

Sincerely,
Dr. John Coustas Chairman, President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL STOCKHOLDERS MEETING TO BE HELD ON FRIDAY, JULY 20, 2018

        The notice of annual meeting of stockholders, proxy statement, proxy card and our 2017 Annual Report to Stockholders, as well as our Annual Report on Form 20-F for the year ended December 31, 2017, are available at www.danaos.com/agm.

        YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2018 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING PRIOR TO THE MEETING BY ONE OF THE AFOREMENTIONED METHODS WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2018 ANNUAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, JULY 20, 2018

        NOTICE IS HEREBY GIVEN that the 2018 Annual Meeting of Stockholders of Danaos Corporation (the "2018 Annual Meeting"), a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Friday, July 20, 2018 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece, for the following purposes:

  1.
  To elect three directors to hold office until the annual meeting of stockholders in 2021 and until each such director's respective successor has been duly elected and qualified;

  2.
  To approve an amendment to our Restated Articles of Incorporation to require the approval of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock in order for the Company to take certain actions (described on page 17 of the attached Proxy Statement under the heading "Proposal Two—Approval of Amendment to the Restated Articles of Incorporation To Require Approval of Stockholders In Order For The Company To Take Certain Actions");

  3.
  To approve an amendment to our Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between two-for-one and six-for-one, inclusive, with the exact ratio to be set at a whole number to be determined by our Board of Directors or a duly authorized committee thereof in its discretion, at any time after approval of the amendment;

  4.
  To ratify the appointment of our independent auditors; and

  5.
  To transact such other business as may properly come before the 2018 Annual Meeting and any adjournments or postponements thereof.

        During the 2018 Annual Meeting, management also will discuss our consolidated financial results for the year ended December 31, 2017. Copies of our audited consolidated financial statements are contained in our 2017 Annual Report to Stockholders, which is available on our website at www.danaos.com under the "Investors" section or at www.danaos.com/agm. We have elected to make our 2017 Annual Report to Stockholders available on our website, rather than enclosing a copy, in order to reduce the environmental impact associated with its printing.

        Only holders of record of our common stock, par value $0.01 per share, at the close of business on June 20, 2018 will be entitled to receive notice of, and to vote at, the 2018 Annual Meeting and at any adjournments or postponements thereof.

        You are cordially invited to attend the 2018 Annual Meeting. Whether or not you expect to attend the 2018 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the enclosed proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2018 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors
Evangelos Chatzis Secretary Piraeus, Greece June 25, 2018

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE 2018 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, JULY 20, 2018

        This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2018 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Friday, July 20, 2018 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof.

        This Proxy Statement and the accompanying materials are first being sent and made available to our stockholders on or about June 26, 2018. If you would like to receive, at no cost, a printed copy of our 2017 Annual Report to Stockholders, please contact our Chief Financial Officer and Secretary, Evangelos Chatzis, by telephone at +30 210 419 6480 or by writing to his attention at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

VOTING METHODS

Internet Voting

        Stockholders of record and street name holders may vote on the Internet by accessing the website address indicated on the enclosed proxy card or voting instruction form, respectively.

Telephone Voting

        Stockholders of record may vote by calling the applicable telephone numbers indicated on the enclosed proxy card from any touch-tone telephone. Please follow the voice prompts.

        If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

        You may also vote by completing the enclosed proxy card or voting instruction form and returning it in the envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

        If your shares are registered directly in your name on the books of the Company maintained with the Company's transfer agent, American Stock Transfer & Trust Company, you are considered the "stockholder of record" of those shares and the Notice and Proxy Statement will be mailed to you.

        If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name (also called a "street name" holder) and the Notice of 2018 Annual Meeting of Stockholders and Proxy Statement is being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2018 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2018 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

        A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of each of the nominees for director described herein, (ii) for the approval of the amendment to our Restated Articles of Incorporation to require the approval of the holders of not less than 66 2/3% of the outstanding shares of common stock in order for the Company to take certain actions, (iii) for the approval of the amendment to our Restated Articles of Incorporation to effect a reverse stock split, (iv) for the ratification of the appointment of our independent auditors, and (v) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2018 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (a) delivering written notice to our Secretary of its revocation, (b) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail or (c) appearing in person at the 2018 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2018 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

        The expenses of the preparation of proxy materials and the solicitation of proxies for the 2018 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

        Holders of our common stock as of the close of business on June 20, 2018 will be entitled to notice of, and to vote at, the 2018 Annual Meeting or any adjournments or postponements thereof. On that date there were 109,799,352 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2018 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2018 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2018 Annual Meeting. If the 2018 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2018 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2018 Annual Meeting in order to constitute a quorum.

        Assuming that a quorum is present at the 2018 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2018 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote "Against" on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 20, 2018 held by:

  •
  Each person or entity that we know beneficially owns 5% or more of our common stock;

  •
  Each of our executive officers and directors and nominees for director; and

  •
  All our executive officers and directors and nominees for director as a group.

        Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 20, 2018 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,799,352 shares of common stock outstanding. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Unless otherwise noted, the address of each of the executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices.

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act and as such are exempt from the proxy solicitation requirements of Section 14 of the Exchange Act. This Proxy Statement does not comply with the proxy requirements of Section 14 of the Exchange Act applicable to U.S. domestic issuers.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.8%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	471,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	21,621,621	19.7%
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	89,966	*
William Repko Director	—	—
Petros Christodoulou Director	—	—
5% Beneficial Owners:
Danaos Investment Limited as Trustee of the 883 Trust(3)	67,828,140	61.8%
Sphinx Investment Corp.(2)	21,621,621	19.7%
All executive officers and directors and nominees for director as a group (9 persons)	90,223,042	82.2%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investment Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. The board of directors of the trustee consists of four members, none of whom are beneficiaries of the trust or members of the Coustas family, and has voting and dispositive control over the shares held by the trust. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as Trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

(2)
According to an Amendment No. 2 to Schedule 13D filed with the SEC on December 22, 2016, Sphinx Investments Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company. Mr. George Economou, a member of our Board of Directors, may be deemed the beneficial owner of the shares held by Sphinx Investments Corp. The address of Sphinx Investments Corp. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

(3)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investment Limited as Trustee of the 883 Trust and John Coustas, Danaos Investment Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and a further 195,000 shares held by Danaos Investment Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. The board of directors of the trustee consists of four members, none of whom are beneficiaries of the trust or members of the Coustas family, and has voting and dispositive control over the shares held by the trust. Dr. Coustas has certain powers to remove and replace Danaos Investment Limited as Trustee of the 883 Trust. This does not necessarily imply economic ownership of the securities.

        The transactions contemplated by the comprehensive debt refinancing agreement ("RA") by and among us, our consolidated subsidiaries, certain of our lenders, affiliates and our manager provide that we will issue shares of our common stock to certain of our lenders on the closing date of the comprehensive debt refinancing contemplated thereby (the "Refinancing"), which is expected to be consummated following the 2018 Annual Meeting, as described in our Report on Form 6-K filed with the SEC on June 25, 2018. As a result, it is expected that at the completion date of the Refinancing certain of our lenders will own common stock equal to the following percentages of our fully diluted equity (calculated immediately after the consummation of the Refinancing): HSH Nordbank (21.01%), RBS (16.85%), Credit Suisse (4.49%), Citibank (2.56%), Piraeus Bank (2.36%) and Aegean Baltic Bank (0.24%). These issuances representing an aggregate of 99,342,271 of new shares of our common stock, will result in a significant reduction in the percentage ownership of our current stockholders including the stockholders listed in the table above, including Dr. John Coustas and Danaos Investment Limited as Trustee of the 883 Trust to 32.43% and George Economou and Sphinx Investment Corp to 10.34%.

 PROPOSAL ONE—ELECTION OF DIRECTORS

        Our Board currently consists of seven directors, including Petros Christodoulou, who was appointed to our Board on June 22, 2018. Under our Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is elected and qualified. We have determined that Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko are each independent under the New York Stock Exchange listing standards, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

        Dr. John Coustas and Messrs. Petros Christodoulou and Myles R. Itkin are each standing for election at the 2018 Annual Meeting, and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2021. Each of the nominees has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominees from serving if elected. If any nominee becomes unable to stand for election as a director at the 2018 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominees for director and each continuing director is set forth below.

        The Board recommends that stockholders vote "FOR" the election of the following nominees for director.

 NOMINEES FOR ELECTION

Name	Age(1)	Positions	Director Since
Dr. John Coustas	62	President, Chief Executive Officer and Chairman and Class I Director—Term to Expire in 2021	1998
Petros Christodoulou	57	Class I Director—Term to Expire in 2021	2018
Myles R. Itkin(2)(3)	70	Class I Director—Term to Expire in 2021	2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
George Economou	65	Class II Director—Term to Expire in 2020	2011
Iraklis Prokopakis(3)(4)	67	Senior Vice President, Chief Operating Officer and Treasurer and Class II Director—Term to Expire in 2020	1998
Miklós Konkoly-Thege(2)(4)	74	Class III Director—Term to Expire in 2019	2006
William Repko(2)(3)(4)	67	Class III Director—Term to Expire in 2019	2014

(1)
As of June 20, 2018.

(2)
Member of Audit Committee.

(3)
Member of Nominating and Corporate Governance Committee.

(4)
Member of Compensation Committee.

Nominees for Election

        The Board has nominated the following individuals to serve as a director:

Class I Directors—Term to Expire in 2021

Dr. John Coustas
Chairman, President and Chief Executive Officer

        Dr. Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 30 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of the Union of Greek Shipowners and the Cyprus Union of Shipowners, member of the board of directors of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the board of directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from the National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D. in Computer Controls from Imperial College, London.

Petros Christodoulou
Director

        Mr. Christodoulou has been a member of our board of directors since June 2018. Mr. Christodoulou has been a member of the Board of Directors of Guardian Capital Group since 2016 and a member of the Institute of Corporate Directors of Canada. He has also been a member of the Board of Directors of Aegean Baltic Bank since 2017. Mr. Christodoulou was Chief Executive Officer and Chief Financial Officer of Capital Product Partners, an owner of crude, product carriers and containerships, from September 2014 until 2015. From 2012 to 2014, Mr. Christodoulou was the Deputy Chief Executive Officer and Executive Member of the Board of the National Bank of Greece Group, acting as chairman of NBG Asset Management, Astir Palace SA and NBG BankAssurance. Mr. Christodoulou was a member of the Board of Directors of Hellenic Exchanges SA from 2012 to 2014 and Director General of the Public Debt Management Agency of Greece from 2010 to 2014, acting as its Executive Director from 2010 to 2012. Mr. Christodoulou holds an MBA from Columbia University and a Bachelor of Commerce degree from the Athens School of Commerce and Economics.

Myles R. Itkin
Director

        Mr. Itkin has been a member of our board of directors since 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, from 1995 to 2013. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin served on the board of directors of the U.K. P&I Club from 2006 to 2013. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On January 23, 2017, Mr. Itkin, and OSG, consented to an SEC order finding they violated or caused the violation of, among other provisions, the negligence-based antifraud provisions as well as reporting, books-and-records, and internal controls provisions of the federal securities laws, in relation to the failure to recognize tax liabilities in OSG's financial statements resulting from its controlled foreign subsidiary guaranteeing OSG's debt. Mr. Itkin agreed to pay a $75,000 penalty and OSG agreed to pay a $5 million penalty subject to bankruptcy court approval.

        The following directors will continue in office:

Class II Directors—Term to Expire in 2020

George Economou
Director

        Mr. Economou has been a member of our board of directors since 2010. Mr. Economou has over 40 years of experience in the maritime industry. Mr. Economou began his career in 1976 and worked in shipping companies mostly in New York before starting his own company in 1986. Between 1986 and 1991, he invested and participated in the formation of numerous individual shipping companies. He has served as Chairman and Chief Executive Officer of Dryships Inc. since its incorporation in 2004 and as President until 2016. He successfully took the company public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou oversaw the company's growth into the largest US listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. The company subsequently invested and developed Ocean Rig UDW, an owner of rigs and ships involved in ultra deep water drilling, which is also trading on NASDAQ under the trading symbol: ORIG. Mr. Economou is also the Chairman of Ocean Rig UDW Inc. and served as Ocean Rig UDW Inc.'s Chief Executive Officer from 2010 to 2017. On March 23, 2017, Ocean Rig UDW Inc., its subsidiaries and certain initial supporting creditors entered into a restructuring agreement to be implemented by schemes of arrangement under Cayman Islands law and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Iraklis Prokopakis
Director, Senior Vice President, Treasurer and Chief Operating Officer

        Mr. Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 40 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas. He is a member of the Board of the Hellenic Chamber of Shipping and the Owners' Committee of the Korean Register of Shipping.

Class III Directors—Term to Expire in 2019

Miklós Konkoly-Thege
Director

        Mr. Konkoly-Thege has been a member of our board of directors since 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Technical Solutions AS, Callenberg Technology Group AB and

Stena Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

William Repko
Director

        Mr. Repko has been a member of our board of directors since July 2014. Mr. Repko has nearly 40 years of investing, finance and restructuring experience. Mr. Repko retired from Evercore Partners in February 2014 where he had served as a senior advisor, senior managing director and was a co-founder of the firm's Restructuring and Debt Capital Markets Group since September 2005. Prior to joining Evercore Partners Inc., Mr. Repko served as chairman and head of the Restructuring Group at J.P. Morgan Chase, a leading investment banking firm, where he focused on providing comprehensive solutions to clients' liquidity and reorganization challenges. In 1973, Mr. Repko joined Manufacturers Hanover Trust Company, a commercial bank, which after a series of mergers became part of J.P. Morgan Chase. Mr. Repko has been named to the Turnaround Management Association (TMA)-sponsored Turnaround, Restructuring and Distressed Investing Industry Hall of Fame. Mr. Repko has served on the Board of Directors of Stellus Capital Investment Corporation (SCM:NYSE) since 2012 and is Chairman of its Compensation Committee and serves on the Audit Committee. Mr. Repko received his B.S. in Finance from Lehigh University.

EXECUTIVE OFFICERS OF THE COMPANY

        Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers and their respective ages and positions are set forth below. The biographical summaries of Dr. Coustas and Mr. Prokopakis, each of whom serves as a member of the Board, appear above while Messrs. Chatzis' and Vastarouchas' biographical summaries are set forth below.

Name	Age(1)	Positions
Dr. John Coustas	62	President and Chief Executive Officer
Iraklis Prokopakis	67	Senior Vice President, Chief Operating Officer and Treasurer
Evangelos Chatzis	45	Chief Financial Officer and Secretary
Dimitris Vastarouchas	50	Deputy Chief Operating Officer

(1)
As of June 20, 2018.

        The following are biographical summaries of our officers who are not directors:

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 22 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led the finance function of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Mr. Chatzis was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 20 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Det Norske Veritas and Certified Negotiator by Schranner Negotiations Institute (SNI).

CORPORATE GOVERNANCE

        Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

        The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        Our Restated Articles of Incorporation and Amended and Restated Bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

  •
  A Code of Business Conduct and Ethics for all officers and employees;

  •
  A Code of Conduct and Ethics for Corporate Officers and Directors;

  •
  An Ethics and Compliance Policy;

  •
  A Nominating and Corporate Governance Committee Charter;

  •
  A Compensation Committee Charter; and

  •
  An Audit Committee Charter.

        These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted on our website, and may be viewed at http://www.danaos.com at "Investors". We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has a commitment to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

  •
  Selection and monitoring of the performance of our senior management;

  •
  Succession planning for our senior management;

  •
  Qualifications for membership on the Board;

  •
  Functioning of the Board, including the requirement for meetings of the independent directors; and

  •
  Standards and procedures for determining the independence of directors.

        The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act. We currently are also a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. However, upon the issuance of the common stock to certain of our lenders in connection with the consummation of the Refinancing, we will cease to be a "controlled company". Pursuant to certain exceptions available to foreign private issuers and, prior to the consummation of the Refinancing, controlled companies, we are not required to comply with certain of the corporate governance practices followed by domestic U.S., non-controlled companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to domestic U.S. issuers, except that (1) as permitted for foreign private issuers, one member of the Compensation Committee and the Nominating and Corporate Governance Committee of our board of directors has been a non-independent director and (2) we have not sought stockholder approval for certain issuances of common stock, including the common stock to be issued in connection with the consummation of the Refinancing, as permitted by applicable Marshall Islands law. See Item 16G. Corporate Governance in our Annual Report on Form 20-F filed with the SEC on March 7, 2018.

Independence of Directors

        The foundation for our corporate governance is the Board's policy that a majority of its members should be independent. The Board believes that Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko do not have and have not had a material relationship with us either directly or indirectly during 2017 or 2018 that would interfere with the exercise of their independent judgment as our directors.

        The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange's current listing standards will be deemed to be "independent". In determining whether a director qualifies as independent, consideration is given to the following factors, among others:

  •
  Any facts and circumstances that could reasonably be expected to improperly influence the director's exercise of judgment;

  •
  Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

  •
  Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

        The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director's independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.

Board of Directors

        We currently have seven members on our board of directors, including Petros Christodoulou, who was appointed to our board of directors on June 22, 2018. Under our Restated Articles of Incorporation, our board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor has been duly elected and qualified, except in the event of death, resignation or removal of the director. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        As contemplated by the terms of the RA, we have expanded our board of directors to seven members and appointed a new director, Mr. Christodoulou, who is independent within the meaning of the New York Stock Exchange rules. Pursuant to the Stockholders Agreement that we will enter into in as required by the terms of the RA in connection with the Refinancing, we will also agree that our board of directors will consist of no more than nine directors at any time. In connection with the consummation of the Refinancing, certain of our lenders each have the right to appoint a separate observer to our board of directors, subject to conditions and limitations in some cases.

        In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investment Corp. and us, we have agreed to nominate Mr. George Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investment Corp., for election by our stockholders to the board of directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of Mr. Economou or any such nominee standing for election.

        The nominees for election as a director at the 2018 Annual Meeting were nominated by the Board upon the recommendation of the Nominating and Corporate Governance Committee.

        Each director attended at least 75% of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Economou. Our board of directors has determined that a majority of our board of directors, each of Messrs. Christodoulou, Economou, Itkin, Konkoly-Thege and Repko, is independent within the requirements of the New York Stock Exchange. Pursuant to the Stockholders Agreement that we will enter into in as required by the terms of the RA in connection with the Refinancing, we are obligated to have our board of directors consist of a majority of independent directors going forward, notwithstanding any accommodations for foreign private issuers, such as ourselves, that would permit otherwise.

        To promote open discussion among the independent directors, in 2017 those directors met (including telephonically) approximately 16 times, which include regularly scheduled and ad hoc executive sessions without participation of our company's management and will continue to do so in

2018. Mr. Myles Itkin served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Myles Itkin, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We held our 2017 annual meeting of stockholders in September 2017.

Committees of the Board

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a charter that may be viewed at http://www.danaos.com at "Investors". We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

  Audit Committee

        Our Audit Committee consists of Myles R. Itkin (chairman), Miklós Konkoly-Thege and William Repko. Each of the current Audit Committee members are "independent," as such term is defined under the applicable rules of the SEC and the New York Stock Exchange's current listing standards. Our Board has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K promulgated by the SEC. The Audit Committee is responsible for (1) the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the Board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the Audit Committee's written charter, (12) handling such other matters that are specifically delegated to the Audit Committee by the Board from time to time, (13) reporting regularly to the full Board and (14) evaluating the Board's performance.

  Compensation Committee

        Our Compensation Committee consists of Miklós Konkoly-Thege (chairman), Iraklis Prokopakis and William Repko. All of the Compensation Committee members, except for Mr. Prokopakis, are "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the exemptions available to controlled companies and foreign private issuers from the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. Upon the consummation of the Refinancing, we will cease to be a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power will no longer be held by another company, individual or group. The RA contemplates that our Compensation Committee will consist solely of independent directors after the consummation of the Refinancing.

        The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our Chief Executive Officer and other executive officers, (3) developing and recommending to the Board compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board from time to time.

        The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee's evaluation of the Company's performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Other than in his capacity as a member of the Compensation Committee, in the case of Iraklis Prokopakis, our Senior Vice President, Treasurer and Chief Operating Officer, our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

        The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant's retention terms and fees. The Compensation Committee did not retain any compensation consultants in 2017.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of William Repko (chairman), Iraklis Prokopakis and Myles R. Itkin. All of the Nominating and Corporate Governance Committee members, except for Mr. Iraklis Prokopakis, are and, were "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the exemptions available to controlled companies and foreign private issuers from the New York Stock Exchange requirement that nominating/corporate governance committees be composed entirely of independent directors.

        The Nominating and Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board individuals qualified to become executive officers, (3) overseeing evaluations of the Board, its members and committees of the Board and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board from time to time.

  Stockholder Nominations.

        Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee's willingness to serve as a director. Notice must be given not less than 90 days before the anniversary of the last annual meeting of stockholders prior to the notice or not less than 10 days prior to the meeting at which directors are to be elected, whichever deadline occurs earlier. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration as individuals identified to the Nominating and Corporate Governance Committee through other means.

        The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate's experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate's independence from conflict of interest with us; (iv) the candidate's ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate's character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

        The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Indemnification

        Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

        Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting of stockholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders.

        Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, may do so by writing to our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Compensation Discussion and Analysis

        The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The policy of the Compensation Committee is to structure officers' compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and how successfully we meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Compensation

        We pay our non-executive directors annual fees in the amount of $70,000, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below. Executive officers serving as directors receive no compensation for their services as a director.

        Our executive officers, consisting of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, received aggregate compensation of €1.5 million ($1.8 million) and €1.5 million ($1.7 million) for the years 2017 and 2016, respectively. Our executive officers are eligible, in the discretion of our board of directors and compensation committee, for incentive compensation and restricted stock, stock options or other awards under our equity compensation plan, which is described below.

        Our executive officers are entitled, under employment agreements with us, to severance payments for termination without "cause" or for "good reason". Our Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer are entitled to payments generally equal to (i) (x) the greater of (A) the remaining term of the agreements, which expire in December 2023, and (B) three times (y) the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black- Scholes value), as well as continued benefits, if any, for 36 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company, the greater of (a) the amount calculated as described in clause (i) and (b) a specified dollar amount for each executive officer, as well as continued benefits, if any, for 36 months. The aggregate dollar amount specified for all executive officers, including our Chief Executive Officer, is approximately €4.6 million. Pursuant to the terms of the RA, we will enter into a new executive employment agreement with our Chief Executive Officer, Dr. John Coustas, upon or prior to the consummation of the Refinancing.

        Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. We did not grant any equity awards to our executive officers or directors in 2017, 2016 or 2015. We recognized stock based compensation expense of $0, $0.1 million and $0.1 million in 2017, 2016 and 2015, respectively.

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under our equity incentive plan. The purpose of our Directors Plan is to provide a means of payment of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our board of directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, directors may elect to receive all or a portion of their compensation in common stock which is credited to their respective share payment accounts on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under our equity compensation plan. During 2017, 2016 and 2015, none of the directors elected to receive his compensation in Company shares.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management and based on such review and discussion the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

Compensation Committee

Miklós Konkoly-Thege (Chairman)
Iraklis Prokopakis
William Repko

Compensation Committee Interlocks and Insider Participation

        All of the members of the Compensation Committee, except for, prior to the consummation of the Refinancing, Mr. Prokopakis, who serves as our Senior Vice President, Treasurer and Chief Operating Officer, are non-employee directors and are not directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

 PROPOSAL TWO—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF
INCORPORATION TO REQUIRE APPROVAL OF STOCKHOLDERS IN ORDER FOR THE
COMPANY TO TAKE CERTAIN ACTIONS

        Our Board deems it advisable to amend the Danaos Corporation Restated Articles of Incorporation to require the approval of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock in order for the Company to take certain actions, as required by the terms of the RA in connection with our comprehensive debt refinancing pursuant to which, among other things, our outstanding indebtedness will be reduced by an aggregate of $551 million and we will issue an aggregate of 99,342,271 shares of common stock to certain of our lenders in exchange for the write-down of a portion of the debt held by them. See our Report on Form 6-K filed with the SEC on June 25, 2018.

        This proposed amendment to the Restated Articles of Incorporation would add a new Section ELEVENTH to our Restated Articles of Incorporation reading in its entirety as follows:

        "Prior to the earlier to occur of (1) the fifth (5th) anniversary of the effective date of this amendment to the Corporation's Restated Articles of Incorporation and (2) (x) the lenders of the Corporation's financial indebtedness (the "Lenders") having the opportunity to register the Common Stock received by such Lenders in the transactions contemplated by the Amended and Restated Restructuring Support Agreement dated June 19, 2018 pursuant to a shelf registration statement that has been declared effective by the U.S. Securities and Exchange Commission and (y) a registered offering of Common Stock with aggregate net proceeds to the Corporation of at least $50.0 million, the Corporation shall not take any of the following actions without an affirmative vote by the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding stock of the Corporation entitled to vote generally for the election of directors, at any annual meeting or at any special meeting:

  (i)
  amending these Restated Articles of Incorporation or the bylaws of the Corporation in a manner that adversely affects the rights of the holders of the Common Stock;

  (ii)
  consummating any merger, consolidation, spin-off or sale of all or substantially all of the assets of the Corporation or the Corporation and its subsidiaries, taken as a whole;

  (iii)
  delisting the Common Stock such that the Common Stock is not listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (or any of their respective successors);

  (iv)
  deregistering the Common Stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended; or

  (v)
  substantially changing the nature of the business of the Corporation from the ownership, operation and management of maritime shipping assets."

        In addition, conforming changes will be made to the current Section TENTH, with new language underlined as follows:

          "TENTH: The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal bylaws of the Corporation, notwithstanding any other provisions of these Restated Articles of Incorporation, but subject to Section ELEVENTH of these Restated Articles of Incorporation, or the bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Restated Articles of Incorporation or the bylaws of the Corporation), the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors then in office."

        This amendment will be effective immediately after (i) its approval by the stockholders and (ii) the filing of the Articles of Amendment reflecting such new Section ELEVENTH and revised Section

TENTH with the Marshall Islands Registrar of Companies. It is expected such filing will be completed on the closing date of the Refinancing, and the amendment will take effect on the closing date of the Refinancing. Approval of this amendment to the Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the approval of the Amendment to the Danaos Corporation Restated Articles of Incorporation to require the approval of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of our common stock in order for the Company to take the actions mentioned above.

 PROPOSAL THREE—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF
INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

        Our Board deems it advisable that the Board be granted the authority to implement, it its sole discretion, a reverse stock split of the issued and outstanding shares of our common stock at a specific exchange ratio, to be set by the Board, between two-for-one and six-for-one at the discretion of the Board. Except as described below with respect to fractional shares, on the effective date of the reverse stock split, shares of our common stock issued and outstanding immediately prior thereto, will be automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the reverse split ratio, which shall be determined by the Board in its discretion within the set of ratios described above.

        Reasons for the Possible Reverse Stock Split.    The Board anticipates that a reverse stock split would increase our stock price, and consequently reduce the risk that our stock could be delisted from the New York Stock Exchange. To continue our listing on the New York Stock Exchange, we must comply with New York Stock Exchange rules, which include a minimum bid price of $1.00 per share. The Board also believes that the increased market price of our common stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. A reverse stock split could allow a broader range of institutions to invest in our common stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our common stock. A reverse stock split could help increase analyst and broker interest in our common stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher. The Board does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Securities Exchange Act.

        The Company is seeking approval from the stockholders to approve an amendment, substantially in the form below, to the Company's Restated Articles of Incorporation to effect the reverse stock split and grant authorization to the Board to determine, in its sole discretion, whether to implement the reverse stock split, as well as its specific timing and ratio, within the set of ratios described above. In the RA, the Company has agreed that it will effect a reverse stock split if necessary to maintain its New York Stock Exchange listing. If the stockholders approve this Proposal Three, the Board will have the sole authority to elect, in its sole discretion, without the need for any further action on the part of our stockholders, whether to implement the reverse stock split, as well as its specific timing and ratio (within the set of ratios described above). Notwithstanding approval of the reverse stock split by the stockholders, the Board of Directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Marshall Islands Registrar of Corporations not to effect the reverse stock split.

        This proposed amendment to the Restated Articles of Incorporation would add a new paragraph to Section FOURTH of our Restated Articles of Incorporation reading in its entirety as follows:

          "(d) Reverse Stock Split. As of the commencement of business on [INSERT FIRST BUSINESS DAY AFTER FILING] (the "Reverse Stock Split Effective Date"), each [            ] shares of

  Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that stockholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per share of Common Stock on the New York Stock Exchange on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of shares of Common Stock authorized to be issued or the par value of the Common Stock. No change was made to the number of registered shares of Preferred Stock the Corporation is authorized to issue or to the par value of the Preferred Stock."

        Effective Date.    If implemented, the reverse stock split will become effective as of the beginning of the first business day after filing of the Articles of Amendment reflecting such language with the Marshall Islands Registrar of Companies. Except as explained below with respect to fractional shares, on the Reverse Stock Split Effective Date, shares of our common stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with the exchange ratio selected by the Board from the approved exchange ratio range set forth above.

        Fractional Shares.    No fractional shares of common stock will be created or issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares of our common stock as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our common stock or, in the case of non-certificated shares of our common stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price per share of our common stock on the New York Stock Exchange on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

        Authorized Common Stock and Par Value.    The reverse stock split will not result in a change in the number of shares of authorized common stock or par value of the common stock. Because the Company's authorized number of shares of common stock, which is currently set at 750,000,000 shares of common stock under the Company's Restated Articles of Incorporation, will not decrease in accordance with the reverse stock split, effecting a reverse stock split would provide the Company with additional shares of common stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, sales of stock or securities convertible into shares of common stock and raising additional capital.

        Accounting Consequences.    The par value per share of common stock would remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of common stock outstanding. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders' Equity for the effect of the reverse stock split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

        Material U.S. Federal Income Tax Consequences.    The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income consequences of the reverse stock split to persons who are not U.S. Holders.

        As used herein, the term "U.S. Holder" means a beneficial owner of shares of common stock that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

        We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

        We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

        The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

  •
  A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional share of common stock);

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  The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional shares of common stock not actually received, should be equal to the aggregate tax basis of such holder's common stock surrendered in the exchange;

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  The U.S. Holder's holding period for the common stock received pursuant to the reverse stock split should include such holder's holding period for the common stock surrendered in the exchange; and

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  Cash payments received by the U.S. Holder for a fractional share of common stock generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

        U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

        THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

        Procedures for Effecting Reverse Stock Split.    As soon as practicable after the effective date of the reverse stock split, the Company's stockholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, American Stock Transfer & Trust, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares of common stock in exchange for post-split common stock or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent. No new stock certificates will be issued to stockholders, and any stockholder submitting a stock certificate will receive uncertificated shares of stock in return. Any pre-split shares of common stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of common stock. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

        Stockholders holding their shares of stock in book-entry form with the transfer agent need not take any action to receive post-split shares of stock or cash payment in lieu of any fractional interest, if applicable. If a stockholder is entitled to post-split shares of stock, a transaction statement will automatically be sent to the stockholder's address of record indicating the number of shares of common stock held following the reverse stock split.

        Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares of stock in "street name". However, these banks, brokers or other nominees may have different procedures from those that apply to registered stockholders for processing the reverse stock split and making payment for fractional shares of stock. If a stockholder holds shares of stock with a bank, broker or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker or other nominee.

        Approval of this amendment to the Restated Articles of Incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of common stock.

        Our Board of Directors recommends that stockholders vote "FOR" the approval of the Amendment to the Danaos Corporation Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between two-for-one and six-for-one, inclusive, with the exact ratio to be set at a whole number to be determined by our Board or a duly authorized committee thereof in its discretion, at any time after approval of the amendment.

 PROPOSAL FOUR—RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

Appointment of Auditors

        The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of PricewaterhouseCoopers S.A., independent registered public accounting firm, as our auditors for the year ending December 31, 2018. The Board recommends approval and ratification by our stockholders of the appointment of PricewaterhouseCoopers S.A. as our auditors for the fiscal year ending December 31, 2018. Representatives of PricewaterhouseCoopers S.A. are expected to be present at the 2018 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. PricewaterhouseCoopers S.A. has been our independent auditors since 1999 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, acting as our independent auditor for the fiscal years ended December 31, 2017, 2016 and 2015.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2017 and 2016 and breaks down these amounts by the category of service.

	2017	2016
	(in thousands of dollars)
Audit Fees	$380.1	$362.0
Audit-related Fees	43.0	—

Total Fees	423.1	362.0

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements.

Audit-related Fees

        PricewaterhouseCoopers S.A. provided audit-related services related to agreed-upon procedures for the year ended December 31, 2017. No audit-related, tax or other services were provided for the year ended December 31, 2016.

Tax Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2017 or 2016.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2017 or 2016.

Pre-approval Policies and Procedures

        The Audit Committee charter sets forth our policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the Audit Committee or in the absence of the chairman, any member of the Audit Committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

        The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers S.A.

        The Audit Committee and the Board recommends that stockholders vote "FOR" the approval and ratification of the appointment of PricewaterhouseCoopers S.A. as our independent auditors for the fiscal year ending December 31, 2018.

 OTHER MATTERS

Principal Executive Offices

        The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.

Audit Committee Report

        The Audit Committee reviews our financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of our independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and the New York Stock Exchange's current listing standards.

        Our management is responsible for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The Audit Committee is responsible for overseeing these processes. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee also reviews reports on various matters, including: (1) our critical accounting policies; (2) material written communications between the independent auditors and management; (3) the independent auditors' internal quality-control procedures; (4) significant changes in our selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on our financial statements. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

        The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year's audit, our management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit

Committee receives periodic reports from our management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, specific pre-approval of the Audit Committee is required to engage the independent auditors.

        The Audit Committee has met and held discussions with our management and representatives of PricewaterhouseCoopers S.A. Our management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with our management and PricewaterhouseCoopers S.A.

        The Audit Committee discussed with PricewaterhouseCoopers S.A. the matters required to be discussed by Auditing Standard No. 16, "Communication with Audit Committees," as modified or supplemented. PricewaterhouseCoopers S.A. also provided to the Audit Committee the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the communications of PricewaterhouseCoopers S.A. with the Audit Committee and the Audit Committee discussed with PricewaterhouseCoopers S.A. the firm's independence. The Audit Committee reviewed the audit and non-audit fees paid to PricewaterhouseCoopers S.A., and also considered whether non-audit services performed by PricewaterhouseCoopers S.A. were compatible with maintaining the auditors' independence.

        In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States.

        Based upon the Audit Committee's discussions with our management and PricewaterhouseCoopers S.A. and the Audit Committee's review of the representations of our management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 7, 2018. The Audit Committee also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers S.A. as our independent auditors.

                      Audit Committee
                      Myles R. Itkin                       (Chairman)
                      Miklós Konkoly-Thege
                      William Repko

United States Securities and Exchange Commission Reports

        Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the SEC, and our Annual Report to Stockholders, are available to stockholders free of charge on our website at http://www.danaos.com under the "Investors" section or www.danaos.com/agm or by requesting by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

General

        The enclosed proxy for the 2018 Annual Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Evangelos Chatzis, our Chief Financial Officer and Secretary, will be voted at the 2018 Annual

Meeting or any adjournments or postponements thereof for the election of each of the nominees to the Board named on the proxy card, for the approval of an amendment to our Restated Articles of Incorporation to require the approval of not less than 66 2/3% of the outstanding shares of common stock in order for the Company to take certain actions, for the approval of an amendment to our Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock, and for the ratification of appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2018 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

        Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

QuickLinks

  Exhibit 99.1
VOTING METHODS
VOTING OF PROXY, REVOCATION
EXPENSES OF SOLICITATION
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL ONE—ELECTION OF DIRECTORS
NOMINEES FOR ELECTION
DIRECTORS CONTINUING IN OFFICE
EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE
PROPOSAL TWO—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION TO REQUIRE APPROVAL OF STOCKHOLDERS IN ORDER FOR THE COMPANY TO TAKE CERTAIN ACTIONS
PROPOSAL THREE—APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT
PROPOSAL FOUR—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
OTHER MATTERS